Exhibit 99.1

Enthusiast Gaming to Announce Second Quarter 2022 Results

LOS ANGELES, Aug. 03, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) will report financial and operating results for its second quarter ending June 30, 2022, on Monday, August 15, 2022, after the market closes.

Management will host a conference call and webcast on August 15, 2022, at 5:00 p.m. ET to review and discuss the second quarter 2022 results.

Conference call dial-in details: Toll Free: 1-855-327-6837 Toll/International: 1-631-891-4304 Conference ID: 10019972

If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website, enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming investor@enthusiastgaming.com